14 September 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 7 September 2026 to 11 September 2026 it purchased through J.P. Morgan Securities plc a total of 736,750 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
07/09/2026	142,811	2600	2558	2574.7334
08/09/2026	146,445	2603	2535	2569.7375
09/09/2026	147,240	2564	2501	2533.9349
10/09/2026	148,620	2550	2491	2513.5112
11/09/2026	151,634	2497	2435	2471.4476

Following the settlement of the above transactions, RELX PLC holds 83,841,200 ordinary shares in treasury, and has 1,745,226,178 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 79,733,328 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/6661U_1-2026-9-14.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66